Exhibit 99.1

CLIK Enters Shandong Silver Economy: Care U Signs MOU to Expand Home Nursing into China’s Largest Elderly Province via Qingdao Weipu Network

●	First Care U beachhead outside the GBA
●	24.8 million seniors in Shandong
●	Advances CLIK’s HK$500 million / 3-year silver-economy plan

Hong Kong, September 1, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, today announced that its premium senior-care brand Care U has signed a memorandum of understanding (“MOU”) to enter Shandong Province — China’s largest provincial market by elderly population — through the Qingdao elderly-nursing network of Weipu, affiliated with Hong Kong Baixiangyuan Elderly Care Consulting Limited.

The MOU gives Care U a local channel in Qingdao, starting in Jimo District, to roll out Care U home-nursing services and the Care U Go mobile safety platform across Shandong. It executes Click’s plan to scale Care U home nursing through Mainland Tier-1 and Tier-2 cities over the next three years.

Why this is material for CLIK

This is Care U’s first provincial entry in North China and the first move outside the Greater Bay Area. Instead of building a Shandong network from zero, Care U will go to market through Weipu’s existing medical-nursing and home-care platform in Qingdao, under the Care U brand.

The deal sits inside the three-year silver-economy plan Click announced in April 2026, which targets approximately HK$500 million of annual silver-economy revenue by 2028. It also follows the July 2026 operating update in which Click reported more than 6 million cumulative senior-care hours, senior-nursing growth of about 110%, and Q3 FY2025/26 revenue up 73% year on year.

Addressable market — Shandong / Qingdao

Shandong is the largest provincial silver market in China by the size of its older population. As of the end of 2024 it had about 24.82 million residents aged 60 and above — roughly 24.6% of the province — and about 17.88 million aged 65 and above. That 60+ population is about 30% of all Americans aged 60 and over (about 83 million in 2024) — one Chinese province against the entire United States.

Qingdao is the operational doorway. The city had about 2.53 million people aged 60+ by the end of 2024, an aging rate of around 24.3%. It is a national pioneer in long-term care insurance, is building a 15-minute elderly-care circle and the “China Kangwan” silver-economy cluster, and has set a life-and-health industry target of RMB100 billion by 2027. Weipu already operates inside that system, which is why Jimo District is the planned first stop.

What happens next

The parties will use Qingdao Jimo as the demonstration market, then push Care U home nursing into the rest of Shandong and other agreed Mainland cities under the three-year plan. Care U brings the brand, product and platform; Weipu supplies the on-the-ground nursing network — including years of operating inside Qingdao’s long-term care insurance system.

That insurance pool is now a national market. According to the National Healthcare Security Administration, China had about 309 million people enrolled in long-term care (“LTC”) insurance in 2025, with fund income of about RMB37 billion and payouts of about RMB18.6 billion. Cumulative payouts have already exceeded RMB100 billion. Beijing has said the scheme should cover the country by the end of 2028. Industry estimates put a fully rolled-out public LTC-insurance service market in the RMB200 billion to RMB300 billion a year range, with related nursing demand discussed at up to RMB1 trillion. Qingdao, where the national pilot began in 2012, paid about RMB7 billion in the first eleven months of 2025 alone to cover some 66,000 disabled and dementia patients.

Click’s thesis is that the Care U brand plus Weipu’s Qingdao LTC-insurance operating experience is the combination that can take a real share of this pool — first in Jimo, then across Shandong, then into other Tier-1 and Tier-2 cities as national coverage widens.

“This is Care U’s on-ramp into the biggest provincial silver market in China,” said Jeffrey Chan, CEO of Click Holdings (NASDAQ: CLIK). “Weipu already has the Qingdao nursing network. We bring the Care U brand and home-care stack. First stop Jimo — then Shandong, then more Tier-1 and Tier-2 cities.”

About Click Holdings Limited (NASDAQ: CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clickholdings.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200